Exhibit 16.1

April 24, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of Bresler & Reiner, Inc.’s (the “Company”) Form 8-K dated April 24, 2008, and have the following comments:

1.                    We agree with the statement made in the first sentence of the first paragraph. We have no basis on which to agree or disagree with the statements made in the second and third sentences of the first paragraph.

2.                    We agree with the statements made in the second, fourth and fifth paragraphs.

3.                    We have no basis on which to agree or disagree with the statements made in the third paragraph; however, based on discussions with management of the Company, we were aware that the Company consulted with Aronson & Comapny from time to time.

Yours truly,

Deloitt & Touche LLP

McLean, Virginia